

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-mail
Mr. Luis Asdruval Gonzalez Rodriguez, Chief Executive Officer, President and Director
Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Puerto Plata, Dominican Republic

> **Re:** **Recursos Montana S.A.**
> **Registration Statement on Form S-1**
> **Filed March 2, 2012**
> **File No. 333-179886**

Dear Mr. Rodriquez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed March 2, 2012

Calculation of Registration Fee

1. Your disclosure throughout the prospectus indicates that your private placement occurred on September 29, 2010. However, footnote one to the table states that the private placement occurred on September 29, 2011. Revise where necessary to reconcile the inconsistency.

Prospectus Summary, page 1

2. Revise to disclose the termination date of the offering.

3. We note your statement that Mr. Rodriquez and Mr. Kunhardt are acting as underwriters. Please revise to indicate that Mr. Rodriquez and Mr. Kunhardt are underwriters throughout your prospectus.

Risk Factors, page 2

Risk Related to Our Business, page 2

4. We note your statement in the first risk factor that your auditor has expressed substantial doubt as to your ability to continue as a going concern which is not consistent with the audit report presented on page 17. Please reconcile this apparent inconsistency.

5. We note that your only mineral property is located in Fiji. Consider adding risk factors that address doing business internationally.

6. We note that you have not earned any revenues to date. Revise to add a risk factor(s) addressing such risks associated with your business stage.

7. Please add a risk factor discussing the risks involved with becoming a reporting company with the Securities and Exchange Commission.

Business, page 7

8. Please clarify your stage of operations. In this regard, we note in several locations throughout the prospectus that you are an exploration stage company, see, for example, pages one and seven, and in other locations, you represent that you are a pre-exploration stage company, see, for example, pages two, seven and eight. Please revise to reconcile to clarify your present stage of operations.

Compliance with Governmental Regulations, page 7

9. Revise your disclosure to discuss in greater detail the government regulations associated with your business as required by Items 101(h)(4)(ix) and (xi) of Regulation S-K. For instance, you state that the MRD is responsible for mining regulations in Fiji, including licenses, permits and leases, but do not address whether you have, or need, any licenses, permits or leases for exploration or at what time you will need them. Finally, address where you are in the process of obtaining them.

10. In addition, please address when you plan to apply to the EMA for a prospecting license. In this regard, we note your disclosure that you will need an environmental impact assessment (EIA) and environmental management plan (EMP) to apply for a prospecting license but that "any new mining project, including exploration, requires an environmental impact assessment." Since you state that you are an exploration stage company, it appears to us that you should already have undertaken an EIA with an EMP. Please clarify the status of the company's application with the EMA.

Employees, page 8

11. Please clarify whether your executive officers and directors are full or part-time employees. See Item 101(h)(4)(xii) of Regulation S-K. In addition, please quantify the number of hours each works for the company per week.

12. We note that you "conduct [y]our business largely through consultants." Please revise to discuss your relationship with consultants in greater detail. For instance, please address how many consultants you have, what role each has and whether you have written or oral agreements with any or all consultants. We may have further comment.

Properties, page 8

13. Please revise to provide the disclosure required by Item 102 of Regulation S-K for your Dominican Republic office, currently the residence of your CEO. In your discussion, address the adequacy and suitability of such property for your business.

Conclusions and Recommendations, page 12

14. We note that Mr. McAdams recommends a "two-phased exploration program" and your general description of the program. Please revise to discuss the two phases, separately, and in greater detail.   Include in your discussion the activities involved in each phase, the costs associated with each phase and whether you plan to hire employees or consultants, and approximately how many, in order to complete each phase. Also, to the extent possible, address the duration of each exploration phase.

Audited Annual Financial Statements
Unaudited Interim Financial Statements

General

15. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Management's Discussion of Financial Condition and Results of Operation, page 34

16. Please revise to address in more detail your discussion of the activities in each phase of the company's operations, the estimated costs of each phase and the estimated time periods required for each phase.

Results of Operations, page 34

17. Please revise to clarify the component(s) of the "professional fees" for which you allocated $2,500.

Directors and Executive Officers, page 35

18. Revise to provide complete Regulation S-K Item 401(e) disclosure for Mr. Kunhardt. This includes the last five years of business experience, including beginning and end employment dates and business names/industries. In this regard, we note that current disclosure generally states Mr. Kunhardt is "an entrepreneur owning a number of business[es] in the Dominican Republic."

19. Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director as required by Item 401(e)(1) of Regulation S-K.

Significant Employees, page 35

20. We note that you have a verbal agreement with Mr. McAdams, your geologist. Please provide a written description of the oral agreement with Mr. McAdams. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Executive Compensation, page 36

21. Please revise your statement to clarify that no compensation was awarded to, earned by, or paid to the named executive officers.

Exhibits

22. Please revise the legality opinion to clarify that the opinion opines upon the laws of the State of Nevada.

23. Exhibits 10.1, 23.3 and 99.1 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibits properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director